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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)



                             VendingData Corporation
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 13, 2001
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92261Q 10 3             SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Yvonne M. Huson

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|
                                                               (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

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 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 0 shares
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    70,000 shares
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    4,899,743 shares
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    70,000 shares
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,969,743 shares

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                    |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

         13.97%

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   14    TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNAURE ATTESTATION.

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         This Amendment No. 5 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated October 12, 1999, the Amendment No. 1 dated June 4, 2000, the Amendment No. 2 dated July 22, 2000, the Amendment No. 3 dated September 28 and 29, 2000 and the Amendment No. 4 dated October 9, 2000 (together, the "Schedule 13D") with respect to the ownership by Yvonne M. Huson, as an individual and as trustee for the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust") and the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "Exempt Trust"), of the common stock, $.001 par value, of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         On June 14, 2001, the board of directors of the Company declared a distribution of rights to purchase shares of its common stock to all stockholders of record as of June 15, 2001. The Company issued one right per share of common stock where each right permitted the holder to purchase two shares of common stock at $0.35 per share. The total number of shares offering pursuant to the rights offering was 26,869,770 shares. The rights offering expired on August 13, 2001 for all stockholders who do not reside in California and will expire on September 24, 2001 for all stockholders who reside in California.

         In accordance with the terms of the rights offering, the rights may be exercised for cash or in exchange for the then current outstanding balance on certain short-term notes held by the Company's stockholders. Upon the closing of the rights offering, the Marital Trust purchased 1,889,126 shares of the Company's common stock in exchange for the cancellation of $661,194.10 in short term notes provided by Ms. Huson.

         Ms. Huson and the Marital Trust have purchased such shares for investment purposes and, in part, from personal funds. Ms. Huson and the Marital Trust do not have any present plans or proposals with respect to the Company's common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                           PRESENTLY OWNED          PERCENTAGE
                                        ----------------------------------------
         Sole Voting Power                             0               0.00%
         Shared Voting Power                      70,000               0.20%
         Sole Dispositive Power                4,899,743              13.78%
         Shared Dispositive Power                 70,000               0.20%
                                        ----------------------------------------
         Total Beneficial Ownership            4,969,743              13.97%

         The shared voting and dispositive power of Ms. Huson consists of 70,000 shares of the Company's common stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.


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         The sole dispositive power of Ms. Huson consists of 4,765,127 shares of the Company's common stock held by the Marital Trust, 97,116 shares held by the Exempt Trust and 37,500 shares issuable to the Marital Trust upon exercise of certain warrants. Through Durable Powers of Attorney, Ms. Huson, as trustee for the Marital Trust and the Exempt Trust, granted the voting power for the shares of the Company's common stock held by the Marital Trust and the Exempt Trust to James E. Crabbe.

         The percentages reflect the percentage share ownership with respect to 35,530,950 shares, the shares of the Company's common stock outstanding as of September 7, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

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                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                YVONNE M. HUSON



Dated: September 10, 2001       By: /s/ Stacie L. Brown
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                                    Stacie L. Brown, Attorney-in-Fact for

                                    Yvonne M. Huson, an individual and Trustee for the Richard S. Huson Marital Trust U/T/A dated 9/4/98 and the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98


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